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                                 EMS letterhead

                                                               September 8, 1999

Dear Shareholders:

     On behalf of the Board of Directors of Effective Management Systems, Inc. (the "Company"), I am pleased to inform you that on September 1, 1999 the Company entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with IFS Americas, Inc. ("Parent") and IFS Acquisition, Inc., a wholly-owned subsidiary of Parent (the "Purchaser"), pursuant to which the Purchaser has today commenced a tender offer to purchase all of the outstanding Shares (the "Shares") of the common stock of the Company at $4.50 per Share in cash (the "Offer").

     Following the successful completion of the Offer, upon approval by a shareholder vote, if required, the Purchaser and the Company will be merged (the "Merger"), and all Shares not purchased pursuant to the Offer will be converted into the right to receive $4.50 per Share in cash without interest (except any Shares as to which the holder has properly exercised dissenter's rights).

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE CONSIDERATION TO BE RECEIVED FOR EACH SHARE IN THE OFFER AND THE MERGER IS FAIR TO THE COMPANY'S SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being filed with the Securities and Exchange Commission, including, among other things, the opinion, dated September 1, 1999, of Tucker Anthony Cleary Gull, the Company's financial advisor, that, as of such date, the $4.50 per Share cash consideration to be received by the holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view.

     Please note that if you are a holder of the Company's Series B 8% Convertible Redeemable Preferred Stock (the "Series B Stock") you must convert your Series B Stock into Shares before you will be entitled to tender into the Offer. Pursuant to the terms of the Series B Stock and by action of the Company's Board of Directors, shares of Series B Stock not converted into Shares by action of the holder thereof will be automatically converted into Shares immediately prior to the closing of the Offer. Shares of Series B Stock which are automatically converted into Shares will not be entitled to be tendered into the Offer and will be converted into the right to receive cash following such conversion in connection with the Merger at a rate of $4.50 per Share.

     In addition to the attached Schedule 14D-9, also enclosed is the Offer to Purchase, dated September 8, 1999, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. I urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          Sincerely,

                                          /s/ Michael D. Dunham
                                          Michael D. Dunham
                                          President and Chief Executive Officer